
September 24, 2012

Via E-mail
Mark Fletcher, Esq.
Chief Executive Officer
Generex Biotechnology Corporation
555 Richmond Street West, Suite 604
Toronto, Ontario
Canada M5V 3B1

>   **Re: Generex Biotechnology Corporation**
>   **Registration Statement on Form S-1**
>   **Filed September 12, 2012**
>   **File No. 333-183865**

Dear Mr. Fletcher:

We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update your financial statements pursuant to Rule 3-12(b) of Regulation S-X.

2. We note that as part of the registration of 88,121,621 shares of common stock for resale by certain of your stockholders, you are seeking to register 3,750,000 shares of common stock pertaining to (i) additional shares of common stock that *may be* issuable upon the triggering of ratchet provisions of 9,375,000 warrants that were issued in your August 10, 2012 offerings and (ii) additional shares of common stock that *may be* issuable upon the triggering of ratchet provisions of the Series C 9% Convertible Preferred Stock. Please note that since the 3,750,000 shares of common stock are subject to ratchet provisions which have not been triggered, it is premature to register these shares at this time. Accordingly, please amend your registration statement to remove these 3,750,000 shares of common stock.   You may register the shares after the ratchet provisions have been triggered.

Executive Compensation, page 69

3. Please update your filing to include the Item 402 of Regulation S-K disclosure for your fiscal year ended July 31, 2012. See Regulation S-K CDI Question 117.05.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: Via E-mail
        Gary A. Miller
        Eckert Seamans Cherin & Mellot, LLC
        Two Liberty Place
        50 South 16th Street, 22nd Floor
        Philadelphia, Pennsylvania 19102